Exhibit 99.1

mF International Limited Receives Additional 180 Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Rule

HONG KONG, February 4, 2025 /PRNewswire/ — mF International Limited (the “Company” or “mF International”) (Nasdaq: MFI), a Hong Kong-based experienced financial trading solutions provider, today announced that it has received an extension of 180 calendar days (the “Extension Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) to regain compliance with the Nasdaq’s minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq (the “Bid Price Requirement”), following the expiration of the initial 180 calendar days period to regain compliance on January 28, 2025.

As previously announced, the Company received a written notification from Nasdaq dated August 1, 2024, indicating that because the closing bid price of the Company’s ordinary shares for the previous 30 consecutive business days was below $1.00 per share, the Company was not in compliance with the Bid Price Requirement, and Nasdaq granted the Company a period of 180 calendar days, or until January 28, 2025, to regain compliance with the Bid Price Requirement.

As of the date hereof, the Company has not regained compliance with the Bid Price Requirement. Pursuant to the Extension Notice, the Company is eligible for an additional 180 calendar day period, or until July 28, 2025, to regain compliance with the Bid Price Requirement. To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 per share for a minimum of 10 consecutive business days. In the event that compliance cannot be demonstrated by July 28, 2025, the staff of Nasdaq will provide written notification that the Company’s securities will be delisted.

The Company intends to monitor the closing bid price of its Class A ordinary shares between now and July 28, 2025, and is considering its options to regain compliance with the Bid Price Requirement. The Company believes that the Extension Notice does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements, or its contractual obligations.

About mF International Limited

mF International Limited is a British Virgin Islands holding company with three operating subsidiaries in Hong Kong. The Company’s principal Hong Kong subsidiary, m-FINANCE Limited (“m-FINANCE”), is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions via internet or platform as software as a service, or SaaS. m-FINANCE has approximately 20 years of experience providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients in the region. With clients located over mainland China, Hong Kong and Southeast Asia, m-FINANCE provides customers with the mF4 Trading Platform, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Apps and other value-added services. For more information, please visit the Company’s website: https://ir.m-finance.com/.

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Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

mF International Limited

Investor Relations Department

Email: ir@m-finance.net

ICR, LLC

Robin Yang

Email: mFInternational.IR@icrinc.com

Phone: +1 (646) 308-1475

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